TORM

TORM plc Q2/2024 Results, Dividend Distribution, and Financial Outlook 2024

"Our strong performance continued in the second quarter of 2024, building on the positive momentum from previous quarters," says Jacob Meldgaard, adding: "We will once again distribute significant dividends to our shareholders while also selectively expanding our fleet, further positioning us to capitalize on strong market fundamentals."

Financial Results

In the second quarter of 2024, TORM's time charter equivalent earnings (TCE) amounted to USD 325.9m (2023, same period: USD 308.0m including unrealized gains on derivatives of USD 37.0m). TORM realized an adjusted EBITDA of USD 251.1m (2023, same period: USD 199.8m) and an adjusted net profit for the period of USD 194.2m (2023, same period: USD 148.4m excluding unrealized gains on derivatives).

In the first six months of 2024, TORM achieved TCE of USD 656.6m including unrealized losses on derivatives of USD 1.4m (2023, same period: USD 572.9m including unrealized gains on derivatives of USD 21.2m) and an adjusted EBITDA of USD 518.3 m (2023, same period: USD 414.2m) and an adjusted net profit of USD 404.8m (2023, same period: USD 317.9m excluding gains on derivatives), underscoring both strong market fundamentals and the growth of our fleet.

During the second quarter of 2024, the product tanker market remained firm mainly driven by widespread rerouting due to the disruption in the Red Sea as well as ongoing geopolitical tensions. On the supply side, product tanker fleet growth remained at a manageable level. In this market, TORM achieved TCE rates of USD/day 42,057 on average (2023, same period: USD/day 36,360), and available earning days increased to 7,749 (2023, same period: 7,451). Our vessel class LR2 achieved TCE rates of USD/day 51,907, the LR1 vessels achieved TCE rates of USD/day 42,338, and the MR vessels achieved TCE rates of USD/day 38,465.

During the quarter, the weighted number of average outstanding shares excluding treasury shares increased to 94.2m shares which combined with the adjusted net profit led to an EPS of USD 2.08 (2023, same period: USD 1.78).

For the second quarter of 2024, Return on Invested Capital amounted to 29.5% (2023, same period: 33.9% including unrealized gains on derivatives) reflecting the strong earnings relative to the increased investments in vessels.

Key Figures

USDm	Q2 2024	Q2 2023	change	Q1-Q2 2024	Q1-Q2 2023	change
Time charter equivalent earnings (TCE)	325.9	308.0	17.9	656.6	572.9	83.7
Adjusted EBITDA[1]	251.1	199.8	51.3	518.3	414.2	104.1
Net profit/(loss) for the period	194.2	185.4	8.8	403.4	339.1	64.3
Unrealized gains/(losses) on derivatives	—	37.0	(37.0)	(1.4)	21.2	-22.6
TCE per day (USD)[2]	42,057	36,360	5,697	42,603	38,903	3,700
Return on invested capital	29.5%	33.9%	(4.4)%	32.9%	31.6%	1.3%
Basic earnings/(loss) per share (USD)	2.08	2.23	(0.15)	4.40	4.10	0.30
Adjusted basic earnings/(loss) per share	2.08	1.78	0.30	4.42	3.85	0.57
Declared dividend per share (USD)	1.80	1.50	0.30	3.30	2.96	0.34
Dividend pay-out ratio	87%	84%	3%	75%	77%	(2)%

[1] Adjusted EBITDA excludes unrealized gains/losses on derivatives.

[2] Unrealized gain/losses on derivatives included in TCE earnings and EBITDA, but not included in TCE per day.

Market

The product tanker market remained at strong levels in the second quarter, mainly driven by widespread rerouting due to continued Houthi attacks against commercial vessels in the Bab al-Mandeb Strait. In addition, trade volumes continued to grow compared to the levels seen a year ago.

Earnings for LR2 vessels remained at strong levels, although less volatility resulted in lower average rate level than in the first quarter. At the same time, MRs transported higher volumes mainly driven by higher exports from the US Gulf and Far East.

Longer sailing distances and higher trade volumes resulted in an overall increase in product tanker ton-miles, which climbed to an all-time high for the second quarter.

Vessel Transactions

TORM acquired nine second hand LR2 vessels from the fourth quarter of 2023 to the first quarter of 2024. Seven of the LR2 vessels acquired were delivered during Q1 2024. During Q2 2024, TORM took delivery of the remaining two LR2 vessels (2011-built TORM Genesis and 2012-built TORM Grace) purchased in November 2023.

During Q1 2024, TORM sold one 2006-bulit MR vessel, TORM Eric, which was delivered in Q2 2024.

During Q2 2024, TORM entered into an agreement to sell another 2006-built MR vessel, TORM Platte, which was delivered to new owners in early Q3 2024.

Further, in early Q3 2024, TORM entered into an agreement to acquire eight second-hand MR vessels. The first vessel, TORM Diwata, has been delivered. The remaining seven vessels are expected to be delivered in the second half of 2024 after which the fleet size will increase to 96 vessels.

Distribution of Dividend for the Second Quarter of 2024

TORM's Board of Directors has today approved an interim dividend for the second quarter of 2024 of USD 1.80 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 169.8m. The distribution for the quarter is equivalent to 87% of net profit adjusted for profit from sale of vessels and reflects the Distribution Policy implemented this year. The payment date is 11 September 2024 to all shareholders of record as of 29 August 2024, and the ex-dividend date is 28 August 2024 for the shares listed on Nasdaq OMX Copenhagen and 29 August 2024 for the shares listed on Nasdaq New York.

Financial Outlook 2024

As of 11 August 2024, TORM had covered 68% of the 2024 earning days at USD/day 42,205. Hence, 32% of the 2024 full-year earning days are subject to change. Consequently, as 10,215 earning days in 2024 are unfixed, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 10.2m. Also, as of 11 August 2024, 64% of the Q3 2024 earning days were covered at USD/day 38,340 . For the individual vessel classes, the Q3 2024 coverage was 75% at USD/day 45,332 for LR2, 50% at USD/day 36,324 for LR1 and 63% at USD/day 35,701 for MR.

Based on the earnings realized in the first half of the year TORM narrows its full-year guidance for 2024 by increasing the low end of the guidance range, thus TCE earnings are expected to be USD 1.15 - 1.35bn (previous guidance USD 1.1 - 1.35bn, and EBITDA is expected to be USD 850-1,050m (previous guidance 800 - 1,050m) based on the current fleet size including published acquisitions and divestment of vessels.

Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Thursday 15 August 2024 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers (below) at least ten minutes prior to the start (Conference ID: 2415645):
Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

Contacts

Mikael Bo Larsen, Head of Investor Relations

Tel.: +45 5143 8002

About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of approximately 90 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; [the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products;] general domestic and international political conditions or events, including "trade wars", and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.